Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

TORONTO, June 4, 2020 – Thomson Reuters (TSX / NYSE: TRI) today announced the voting results from the election of the company’s Board of Directors at its annual meeting of shareholders held virtually yesterday.

All 12 nominees were elected to the Thomson Reuters Board, and all of the nominees were previously directors of the company. Each director elected will continue to hold office until Thomson Reuters next annual meeting of shareholders, or until the director resigns or a successor is elected or appointed.

The results were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Thomson	435,895,384	98.94%	4,662,432	1.06%
Steve Hasker	437,303,286	99.26%	3,254,118	0.74%
Kirk E. Arnold	433,610,790	98.42%	6,946,634	1.58%
David W. Binet	411,656,085	93.44%	28,901,388	6.56%
W. Edmund Clark, C.M.	408,680,562	92.76%	31,876,724	7.24%
Michael E. Daniels	418,211,730	94.93%	22,345,204	5.07%
Kirk Koenigsbauer	440,068,651	99.89%	488,275	0.11%
Vance K. Opperman	414,377,329	94.06%	26,179,585	5.94%
Kim M. Rivera	439,755,753	99.82%	799,472	0.18%
Barry Salzberg	427,554,657	97.05%	12,999,042	2.95%
Peter J. Thomson	420,676,362	95.49%	19,877,501	4.51%
Wulf von Schimmelmann	433,009,133	98.29%	7,544,489	1.71%

Thomson Reuters thanks its two outgoing directors for their significant contributions to the company. Sheila Bair served on the Board since 2014 and was Chair of the Risk Committee and a member of the Audit Committee. Kristin Peck served on the Board since 2016 and was a member of the Corporate Governance Committee and Human Resources Committee. In connection with Ms. Bair’s retirement from the Board, Kirk Arnold was appointed as the new Chair of the Risk Committee.

For the other items of business at the annual meeting, shareholders re-appointed PricewaterhouseCoopers LLP as the company’s auditor, approved an advisory resolution on executive compensation and did not approve the shareholder proposal set out in the management proxy circular. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA David Crundwell Head of Corporate Affairs +44 79 0989 8605 david.crundwell@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 646 223 5288 frank.golden@tr.com